                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 14D-9
                                 (Rule 14d-101)
          Solicitation/Recommendation Statement Under Section 14(d)(4)
                     of the Securities Exchange Act of 1934

                             JPS Packaging Company
                           (Name of Subject Company)

                             JPS Packaging Company
                      (Name of Person(s) Filing Statement)

                     Common Stock, Par Value $.01 per Share
                         (Title of Class of Securities)

                                   46623H102
                     (CUSIP Number of Class of Securities)

                                 John T. Carper
                             JPS Packaging Company
                         4200 Somerset Drive, Suite 208
                         Prairie Village, Kansas  66208
                            (913) 381-0008, ext. 102

 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
           Communication on Behalf of the Person(s) Filing Statement)

                                With a copy to:

                            Thomas W. Van Dyke, Esq.
                                 Bryan Cave LLP
                       7500 College Boulevard, Suite 1100
                          Overland Park, Kansas  66210
                                 (913) 338-7700


[X]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
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FOR IMMEDIATE RELEASE



                  PECHINEY PLASTIC PACKAGING, INC. TO ACQUIRE
                             JPS PACKAGING COMPANY



PARIS, October 16, 2000--Pechiney (NYSE:PY) and JPS Packaging Company (NASDAQ:
JPSP) announced today that a definitive merger agreement has been signed for Pechiney Plastic Packaging, Inc. (PPPI) to acquire JPS through a cash tender offer. PPPI will offer to purchase all outstanding shares of common stock of JPS at US$7.86 per share, payable in cash. The total value of the transaction is approximately US$45 million.

          JPS, with 1999 reported sales of approximately US$81 million, is a manufacturer and converter of flexible packaging and label products with operating plants in San Leandro, California, and Akron, Ohio. PPPI is a global manufacturer of flexible packaging, as well as plastic bottles. It operates 28 flexible and bottle plants in the Americas, Europe and Australasia. PPPI is part of Pechiney's US$1.9 billion Packaging Sector.

          "JPS provides an excellent complement to our business, broadens our product line, and offers opportunities for profitable growth," said Ilene Gordon, President, Pechiney Plastic Packaging.

          Leo Benatar, Chairman of JPS, said, "We are proud of the accomplishments of our employees since the company was formed and believe that the combination of JPS and Pechiney will result in meaningful opportunities because of Pechiney's resources, long experience and expertise."

          Consummation of the tender offer will be subject to the expiration or termination of any applicable regulatory waiting period, approvals and other customary conditions.

          The transaction is subject to the approval of a majority of JPS's shareholders. George K. Baum Group, Inc., and affiliates, which collectively own approximately 36% of JPS's outstanding shares, have agreed to vote in favor of the proposed transaction and to sell their shares of JPS stock to Pechiney under certain circumstances.

          JPS shareholders are urged to read the Tender Offer Statement, which will be filed by PPPI with the Securities and Exchange Commission ("SEC"), and the related Recommendation Statement to be filed by JPS with the SEC. These documents will contain important information, which should be read carefully before any decision is made with respect to the offer. These documents will be made available to all shareholders of JPS at no expense to them. When documents are filed with the SEC, they will also be available at no charge at the SEC's website, www.sec.gov.

          Pechiney is an international manufacturer with core businesses in primary aluminum, aluminum fabricated products and high value-added packaging. Pechiney, which reported sales of 9.5 billion euros (approximately US$10.2 billion) in 1999, also manufactures ferroalloys and operates an international trade business. Its shares are traded on the Paris Stock Exchange; its ADRs are traded on the New York Stock Exchange.


          This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guaranties of future performance and are subject to known and unknown risks, uncertainties and other factors which may cause or contribute to actual results of Pechiney and JPS differing materially from those expressed in or implied by the forward-looking statements. In addition to any such risks expressly stated, other risks and uncertainties include changes in market conditions, timing of regulatory approvals, performance of PPPI and the trading price of JPS stock.



CONTACTS:
Pechiney:
Carol Constantine
773-399-3786

JPS Packaging:
John T. Carper
913-381-0008, ext. 102
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